UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A
Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32425

FTD Group, Inc.

(Exact name of registrant as specified in its charter)

3113 Woodcreek Drive

Downers Grove, IL 60515

(630) 719-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Explanatory Note:  On August 29, 2008, this Form 15 was filed by FTD Group, Inc. prior to the effectiveness of the Notification of Removal from Listing and/or Registration on Form 25 filed by the New York Stock Exchange Inc. on August 27, 2008.  The Form 25 has become effective.  Accordingly, the purpose of this Amendment No. 1 is to withdraw the previous filing of this Form 15 with respect to the securities covered by this Form 15 and to replace such filing with this Amendment No. 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, FTD Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 8, 2008	By:	/s/ Becky A. Sheehan
Becky A. Sheehan
Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.